Exhibit 99.1

REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 29, 2016, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour
A. Frederick Banfield	15,273,587	1,239,225	92.50%
D. Scott Barr	16,354,178	158,634	99.04%
Eliseo Gonzalez-Urien	16,347,178	165,634	99.00%
Richard C. Kraus	16,409,910	102,902	99.38%
Jay S. Layman	16,396,075	116,737	99.29%
John W. Sabine	16,382,624	130,188	99.21%
Gary A. Sugar	16,377,694	135,118	99.18%
Rudi P. Fronk	16,411,017	101,795	99.38%

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved.
The Authorization of the directors to fix the auditors remuneration.	Resolution approved.
Approval of an increase in the shares reserved for issue under the Corporation’s Stock Option Plan.	Resolution approved.
Approval, by disinterested shareholders, of an option grant to a new director.	Resolution approved.

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 30, 2016.

SEABRIDGE GOLD INC.

Per:	“C. Bruce Scott”.

C. Bruce Scott
Vice President, Corporate Affairs and Corporate Secretary